OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

BOROUGH FIVE SLATE ONE LLC

7 NAVY PIER CT UNIT 4064
STATEN ISLAND, NY 10304

www.boroughfivepictures.com

Borough
Five.

100 units of CrowdFunding Mini-Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070* CrowdFunding Mini-Units ($107,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 100 CrowdFunding Mini-Units ($10,000)

Company	BOROUGH FIVE SLATE ONE LLC
Corporate Address	7 Navy Pier Court, Unit 4064, Staten Island NY 10304
Description of Business	Film Fund
Type of Security Offered	CrowdFunding Mini-Unit
Purchase Price of Security Offered	$100.00
Minimum Investment Amount (per investor)	$100.00

INVESTMENT PERKS*

All investors, upon successful sale of a film, get their investment returned, plus 20%. Net profits are then split 50/50 between the investor pool and Borough Five. In addition, the following perks are given at specific investment levels. Perks are for all three movies. The premiere is our hometown Staten Island premiere.

- **$100-$299** Investment • FAN LEVEL • Name in the credits plus a digital copy of all three films
- **$300-$999** Investment • SUPPORTER LEVEL • Everything at Fan Level + 4 tickets to the premiere and credit in the premiere program
- **$1,000-$2,499** Investment • BACKER LEVEL • Everything at Supporter Level + Visit the set on "Backers' Day"
- **$2,500-$4,999** Investment • PATRON LEVEL • Everything at Backer Level + Be an extra in the Film
- **$5,000-$9,999** Investment • STAR LEVEL • Everything at Patron Level + VIP seating at the premiere
- **$10,000-$24,999** Investment • RED CARPET CLUB LEVEL • Everything at Star Level + Walk the red carpet at the premiere

- **$25,000-$99,999** Investment • DIRECTOR'S CLUB LEVEL • Everything at Red Carpet Club Level + Annual dinner at Harvard Club
- **$25,000-$99,999** Investment • EXECUTIVE PRODUCER LEVEL • Everything at Director's Club Level + EP Title

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

BOROUGH FIVE SLATE ONE LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Crowdfunding Mini- Units at $100 / unit, you will receive 1 Crowdfunding Mini-Units, meaning you'll own 11 units for $1,000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

BUSINESS OF THE COMPANY

Overview

Borough Five Slate One LLC (B5S1) is a Limited Liability Company created to finance and produce the Borough Five Pictures LLC (B5P or "Producer") initial slate of films (the "Slate"). B5P is a new independent motion picture film and television production company consisting of creative and business professionals with the common goal of producing and selling the Company's first slate of films in the next five years, 2018-2022. B5P seeks $2,600,000 in total to fund this first slate. It has already raised $1.3M in cash and has commitments of an additional $700,000.

We see to initially raise $107,000 here on StartEngine, but hope to expand that after a full financial audit this month.

The Slate

The Slate currently consists of three feature-length motion pictures (each, a "Project"), tentatively titled: "Team Marco," "The Julie Stories," and "Jack Be Nimble." All three Projects are feature-length (90 minutes) motion pictures budgeted to be produced for $700,000 gross each (minus estimated tax rebate in New York State), for theatrical exhibition and digital distribution in the United States and abroad. The Manager shall retain the right to convert and sell each Project as a television, streaming, or other media property if the Manager determines in its sole discretion that the Property would best be exploited in a format other than a theatrical motion picture. The Producer, in its sole discretion, may substitute the Projects currently contemplated to comprise the Slate with other Projects based on market conditions.

B5P shall own or control all the underlying intellectual property of the Slate and all rights to revenues related to the underlying intellectual property shall revert to B5P fifteen years after the first domestic release of each film as long as each Investment Unit has fully recouped both its capital contribution and 20% preferred return.

The Market

Content is in high demand, and there are now more distribution channels than ever before, driven by the rise of digital delivery and S.V.O.D. (subscription video on demand, e.g. Netflix, Hulu, and Amazon Prime). The market for well-produced content is robust. Apart from digital delivery and despite popular misconception, other media channels also still provide valuable revenue streams for entertainment content. While digital now drives the overall picture, a theatrical exhibition can drive digital, home entertainment, and TV demand. The right placement for DVDs in RedBox or at retailers like WalMart, Target, and BestBuy can also provide value.

The Audience

One of the key selling points of B5P's model is its plan to produce family-oriented, yet sophisticated Hollywood-ready content. There is a ripe area for value creation on this niche of the industry. Families are one of the largest constituencies that still attend films at local theaters. In addition, in 2016, an important milestone in U.S. media was reached: availability of SVOD programming (Netflix, Hulu Plus, Amazon Prime) is now equal to DVR penetration, with both available in 50% of U.S. TV households. SVOD homes are more likely than standard TV homes to belong to families with children, with children present in 45% of SVOD homes compared to 35% of traditional TV homes — an important percentage as we target families.

Competition, Strengths and Weaknesses

We are confident that we are well-positioned to stand out from that competition and succeed. These strengths differentiate us and our model:

- Our team is educated (Harvard, USC), trained by the best (USC School of Cinematic Arts -- the #1 film school in the world), and eager to make their mark. We believe we have a 4 to 5-year window before our network of top-tier talent from the USC School of Cinematic Arts is too expensive to hire for these types of films. Securing them now gives us the best talent. Led by the Manager of Borough Five Pictures, writer/director Julio Vincent Gambuto, who was educated at Harvard University and trained at the USC School of Cinematic Arts, the team is well-positioned to make outstanding work that is marketable to both distributors and ultimately to the audience.

- Our creative team is already experienced. It includes Emmy Award winners and nominees, KidsChoice Award winners, and comedy award winners.
- Our mentorship circle are leaders in the entertainment industry.
- The Slate was specifically designed to balance risk between an adult-audience project (i.e, rated "R") and two films aimed at the family market (i.e. rated "PG"). While producing an independent film for $500,000-$700,000 can be a challenge, we are uniquely situated to produce products of quality at that level.
- Creating a slate, i.e. grouping the films, as opposed to seeking investment in one film alone, allows us to (a) minimize risk by spreading it over three films, (b) lower production costs by leveraging the buying power of three films, (c) come to the table with agents and distributors with a collection of product, and (d) create momentum in the first 3-5 years. The slate is diversified. It is a mix of an adult-audience project and two family films, chosen to balance out risk by being safer bets that are targeted to one sector of the film market: families.
- Production costs are at an all-time low. As the cost of equipment drops over time and states like New York offer tax incentives for shooting, the net cost of producing non-union "modified low-budget" films (budget: $700,000) continues to drop, it is now possible to produce a market-ready product at the fraction of the cost.

We understand that competition in the entertainment space is intense. Our challenges include:

- The Company was recently formed, has no operating history, and may never be profitable. Since the Company has not commenced operations, it is difficult for potential investors to evaluate the Company's business.
- The Company plans to engage well-educated, but inexperienced talent to manage costs. Superior academic performance may not translate to successful business acumen.
- The Company will need to raise enough capital through its full offerings (or by other means) to be able to fund its operations. There can be no assurance that the Company will be profitable or that the Investment Units which may be sold in this offering will have any value.
- The proposed operations are subject to all business risks associated with new enterprises. The likelihood of creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company anticipates that its operating expenses will increase for the near future. There can be no assurances that the Company will ever operate profitably. Potential investors should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Liabilities and Litigation

B5P has no material liabilities and is not party to any litigation.

The team

Officers and directors

Julio Vincent Gambuto	Founder, Manager (Writer/Director)

Julio Vincent Gambuto
Before launching Borough Five, Julio served as producer and show writer for the first

and second season of Nickelodeon's hit new kids series, Paradise Run (produced by Stone & Company Entertainment, Writer/Producer, 2015, 2016). The show, which shoots on the Big Island of Hawaii, follows three teams of two pre-teens as they tackle obstacles, puzzles, and games at the island's family-friendly luxury getaway, the Hilton Waikoloa Village. The show was nominated for a Kids' Choice Award in 2017. Prior to Paradise, Julio earned his MFA in Film and Television Production from the USC School of Cinematic Arts (2015), with a focus on directing and the business of entertainment. While at USC, he was chosen by the faculty to be the recipient of the prestigious Annenberg Fellowship. In 2013, Julio optioned a reality television concept called Master of the House to Stone and Company Entertainment, producers of The Mole, Tim Gunn's Guide to Style, and NYC Prep. The show was sold to E! Entertainment. While at USC, Julio was chosen to be one of ten co-directors of James Franco's feature film, Actors Anonymous (2015), produced by Rabbit Bandini Productions. Julio's USC thesis film, The Julie Stories, was the recipient of a Gold Circle Award from the Caucus Foundation for Producers, Writers, Directors. It screened across the country in a series of screenings and film festivals in 2017. The short was nominated for Best Comedy at USC's annual showcase of the film school's best work.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Movie Industry Risk Factors: Competitive Industry** Some segments of the motion picture industry are highly competitive. In the production phase, competition will affect the Producer's ability to obtain the services of preferred performers and other creative personnel. The Producer will be competing with the producers of other films in arranging for distribution in the domestic theatrical marketplace and in other markets and media. In the distribution phase, competition will limit the availability of theaters required for the successful distribution of a Project. Each Project will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The Producer will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of motion pictures.
- **Movie Industry Risk Factors: Commercial Success** Many films are released each year which are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and

ancillary markets have grown, neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in theatrical distribution and to a lesser degree, home entertainment (i.e.; video and DVD). If a motion picture is not an artistic or critical success or if, for any reason, it is not well received by the public, it will most likely be a financial failure.

- **Movie Industry Risk Factors: Production** Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.
- **Movie Industry Risk Factors: Audience Appeal** The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.
- **Movie Industry Risk Factors: Premature Abandonment** The production or distribution of a Project may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of a Project, including funds expended in connection with the development of the screenplay and the pre-production of a Project.
- **Movie Industry Risk Factors: Cost Overruns** The costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. Such factors also include the possibility that any or all of the Projects may be forced into union involvement, which has the effect of significantly increasing costs. While the Producer intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of a Project.
- **Movie Industry Risk Factors: Distribution** The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for a Project or that a Project can or will be distributed profitably.
- **Movie Industry Risk Factors: Long-Term Project** The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-

production on a motion picture may extend for three to six months or more. Principal photography may extend for four to five weeks or more. Post-production may extend from three to four months or more. The Producer's compliance with the requirements of the New York State Film Tax Credit Program may take several months more. The decision to disburse the rebate by New York State and the actual disbursement may take many more months before the Company generates recoupment of any investments in the Investment Units.

- **Movie Industry Risk Factors: Industry Changes** The entertainment business in general, and the motion picture business, in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video discs and video games. During the last several years, revenues from licensing of motion pictures to network television have decreased (and fewer films are now being licensed for any price to network television) along with DVD revenue, while revenues from pay television, and streaming services (SVOD) have increased relative to network. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture industry.
- **Movie Industry Risk Factors: Foreign Distribution** Some portion of recoupment of the investment depends on gross receipts from foreign distribution. Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also, revenues derived from the distribution of a Project in foreign countries, if any, may be subject to currency controls and other restrictions, which may temporarily or permanently prevent the inclusion of such revenue in any of the Company's and/or Members' returns.
- **Movie Industry Risk Factors: Prospective Member Last In Line** A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the Producer, in negotiating a distribution deal, has to rely heavily on a participation in the film's net profits, revenues to the Company and thus Members will be the last in line to benefit from such a revenue stream, if any.
- **Operational Risk Factors** The Company was recently formed, has no operating history, and may never be profitable. Since the Company has not commenced operations, it is difficult for potential investors to evaluate the Company's business. The Company plans to engage well-educated, but inexperienced talent to manage costs. Superior academic performance may not translate to successful

business acumen. The Company will need to raise enough capital through this offering (or by other means) to be able to fund its operations. There can be no assurance that the Company will be profitable or that the Investment Units which may be sold in this offering will have any value.

- **New Company Risk Factors** The proposed operations are subject to all business risks associated with new enterprises. The likelihood of creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company anticipates that its operating expenses will increase for the near future. There can be no assurances that the Company will ever operate profitably. Potential investors should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Julio Vincent Gambuto, 100.0% ownership, Manager (Non-Security)

Classes of securities

- Investment Units: 32

  32.754 Units Issued as of 11/30/18

  Up to 71.266 Units Available as of 11/30/18 (Depending on the Number of CrowdFunding Mini-Units Sold, See below.)

  Voting Rights

  The holders of the Company's Investment Units are not entitled to vote on any matter except the removal of the Manager for cause and the election of a new Manager, and as required under applicable law.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, the Company shall (i) first, pay all liabilities, (ii) second, use any remaining funds for repayment of the capital contribution of Investment Units and CrowdFunding Mini-Units and their 20% preferred return, and (iii) third, pay any remaining funds pro-rata to owners of all Units (Investment Units, Management Units, and Crowd-Funding Mini-Units).

  Preferred Return

  Holders of Investment Units are entitled to receive a preferred return of 20% of their capital contribution, then full recoupment of their capital contribution from the net profits of the Company before sharing any further net profits with Borough Five Pictures LLC (the holder of Management Units).

Crowd Funding Mini-Unit (See Below)

Investors in this crowdfunding campaign are purchasing a fractional piece of an Investment Unit, specifically 1/250th of an Investment Unit (a "**Crowd Funding Mini-Unit**"), as authorized by the Operating Agreement, see below. **Each owner of a Fractional Investment Unit will have the same rights as owners of Investment Units in proportion to their ownership percentage of the total number of Investment Units sold in the Company.**

Annual Tax Forms

Each holder of Investment Units shall receive K-1's (and any other standard tax forms) annually in accordance with Section 8.1 of the Operating Agreement and as required by law.

- Management Units: 32

32.754 Units Issued as of 11/30/18

Up to 71.266 Units Available as of 11/30/18

Issuance of Management Units

Borough Five Pictures LLC is issued Management Units in proportion to the aggregate number of Investment Units (with each 250 CrowdFunding Mini-Units being considered one Investment Unit) issued by Company.

Voting Rights

The holders of the Company's Management Units are not entitled to vote on any matter except the removal of the Manager for cause and the election of a new Manager, and as required under applicable law.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, the Company shall (i) first, pay all liabilities, (ii) second, use any remaining funds for repayment of the capital contribution of Investment Units and CrowdFunding Mini-Units and their 20% preferred return, and (iii) third, pay any remaining funds pro-rata to owners of all Units (Investment Units, Management Units, and Crowd-Funding Mini-Units).

Rights to Distributions

The holder of Management Units shares equally in the net profits of the Company with the aggregate of holders of Investment Units AFTER the holders of Investment Units have recouped their capital contribution in addition to a 20% preferred return.

Annual Tax Forms

Each holder of Management Units shall receive K-1's (and any other standard tax forms) annually in accordance with Section 8.1 of the Operating Agreement and as required by law.

- CrowdFunding Mini-Unit: 0

Up to 1070 CrowdFunding Mini-Units Authorized (If Start Engine campaign is expanded, additional units shall be authorized.)

Voting Rights

The holders of the Company's CrowdFunding Mini-Units are not entitled to vote on any matter except the removal of the Manager for cause and the election of a new Manager, and as required under applicable law.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, the Company shall (i) first, pay all liabilities, (ii) second, use any remaining funds for repayment of the capital contribution of Investment Units and CrowdFunding Mini-Units and their 20% preferred return, and (iii) third, pay any remaining funds pro-rata to owners of all Units (Investment Units, Management Units, and Crowd-Funding Mini-Units).

Preferred Return

Holders of CrowdFunding Mini-Units are treated exactly as owners of Investment Units, who are entitled to receive a preferred return of 20% of their capital contribution, then full recoupment of their capital contribution from the net profits of the Company before sharing any further net profits with Borough Five Pictures LLC (the holder of Management Units).

Annual Tax Forms

Each holder of CrowdFunding Mini-Units shall receive K-1's (and any other standard tax forms) annually in accordance with Section 8.1 of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Investment Units (a non-voting security), you will have limited ability, if all, to influence our policies or any other corporate matter, including the selection of Company Manager, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Investment Units, however, each investor will have a right of first refusal to maintain their current equity stake in the Company.

See Section 3.3 of the Operating Agreement.

3.3. Discretionary Capital Contributions; New Interests If at any time or times the Manager(s) determines that Capital Contributions (by way of the contribution of cash, property or services to the Company) beyond Two Million Six HundredThousand Dollars ($2,600,000; the "Initial Capital Raise") are necessary or desirable to further theCompany's business purposes, it may request such additional Capital Contributions from currentMembers and/or other Persons, and in exchange for such Capital Contributions may admit newMembers and/or issue to contributing Members and/or other Persons such interests in the Company(including additional Investment Units) as the Manager(s) deems appropriate; and upon such admission or issuance, this Agreement and all Percentage Interests shall be amended accordingly(with Percentage Interests of all Members not making the additional Capital Contributions being diluted proportionately) and, notwithstanding Section 9.11 hereof, such amendment shall be effective without any further vote of the Members; provided, however, that the Company may not issue new interests to any Member or to any Person which is an Affiliate of any Member unless such issuance (i) is on terms no less favorable to the Company than would be obtained upon an arms' length basis or (ii) is approved by all Members. Such interests may have any rights, powers,preferences and duties allowed under the Act, including rights, powers, preferences and duties senior to existing Interests. Notwithstanding the preceding provisions of this Section 3.3, in the event that any new Investment Units in the Company are proposed to be issued beyond the Initial Capital Raise in exchange for cash or cash equivalents, the Manager(s) shall cause each Member to receive twenty business days' prior written notice of the terms and conditions of such issuance and each Member

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-11-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed production of our first feature-length film, which is slated for production in the spring of 2018. We anticipate post-production to be complete by December 31, 2018, at which time we will enter the market to sell. Based on our forecast, with the liquidity of the anticipated full raise amount plus monies previously raised, we anticipate that we can operate the business for 36 months without revenue generation. Our full raise of $2.6M includes production financing for our first three feature-length films, slated for production is 2018, 2019, and 2020.

Financial Milestones

The cycle of film production is such that we will generate a sizeable net income loss for the first year, and for each period in which we are creating and producing our individual film products (i.e., projects or productions). Management currently forecasts that the earliest our slate will see revenue is Q4 2018. The sales cycle can take 6-9 months, at which point the company will be paid a "minimum guarantee" from a distributor. Additional revenue from that particular product comes 12-24 months later. Because we are producing three films in the next 3-4 years, we believe the Company will generate positive net income beginning in 2019. Using a conservative revenue projection based on typical industry distribution agreements, the Company projects gross revenue of approximately $20.04 million for the full slate of three films, according to the following estimated schedule:

	Estimated Amount	Quarter
Full Raise	$2,600,000	Q4 2017/Q1 2018
Cost of Project 1	($700,000)	Q2/Q3 2018
Minimum Guarantee for Project 1	$1,600,000	Q2 2019
Cost of Project 2	($700,000)	Q2 2019
Minimum Guarantee for Project 2	$1,600,000	Q2 2020

Cost of Project 3	($700,000)	Q2 2020
Minimum Guarantee for Project 3	$1,600,000	Q2 2021
Additional Distribution Revenue for Project 1	$5,080,000	Q2 2021
Additional Distribution Revenue for Project 2	$5,080,000	Q2 2022
Additional Distribution Revenue for Project 3	$5,080,000	Q2 2023
Total Estimated Remaining Cash-on-Hand	**$500,000**	Q2 2023
Total Estimated Revenues for Full Slate	**$20,040,000**	

Liquidity and Capital Resources

The company is currently generating operating losses, the total amount of from inception through November 30, 2017, was $54,614.66. These costs are considered "start-up costs." As of November 30, 2017, we had $707,850 in the bank (this amount is reflected in our financials). On December 14, 2017, we closed on our first round of financing, including $890,350 in cash and $425,000 in promissory notes — a total of $1,315,350.

We plan on raising up to $800,000 on the StartEngine portal -- beginning with a $107k raise and expanding in February. One investment group has committed to investing an additional $500,000 in "last dollars," contingent on our crossing the $2.1M mark with our current raise and SE raise combined. We would then end our fundraising with $2,600,000.

Because the $2.6M raise includes production financing for all three of our first projects, we do not anticipate having to raise additional capital, and we expect to have the liquidity necessary to finance those productions fully, as each is budgeted at $700,000 -- considered "modified low budget" by Hollywood standards.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-08-01, 506(b), 33 Investment Unit ($25,000 Unit). Use of proceeds: Partial funding of slate of 3 independent feature films.

Valuation

$1,637,700.00

We have reached this valuation based on an approximate multiple of the assets on our balance sheet as of 11/30/2017, including capital contributions and units sold to date. We have not made further efforts to produce a valuation for the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. Because we have already raised $1,300,000, this additional $107,000 will be used to complete our production financing budget for our three films. Therefore, the total amount of $100,580 (net) from the SE campaign will be divided over the three projects, as well as our marketing reserve:

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Production of Project 1	$2,538	$27,156.60
Production of Project 2	$2,538	$27,156.60
Production of Project 3	$2,538	$27,156.60
Marketing Reserve	$1,786	$19,110.20
Total Use of Net Proceeds	$9,400	$100,580

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at boroughfivepicture.com/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BOROUGH FIVE SLATE ONE LLC

[See attached]

Borough Five Slate One LLC

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE FISCAL YEAR ENDED
NOVEMBER 30, 2017

Together with

Independent Accountant's Review Report

Justin St. John

Certified Public Accountant

Borough Five Slate One LLC

Index to Consolidated Financial Statements

(unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Borough Five Slate One LLC Management and Investors
Staten Island, New York

We have reviewed the accompanying consolidated financial statements of Borough Five Slate One LLC, which comprise the consolidated balance sheet as of November 30, 2017, and the related consolidated income statement and consolidated statement of cash flows for the nine months ending November 30, 2017. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Owners are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Justin St. John, CPA

Staten Island, New York
December 15, 2017

Borough Five Slate One LLC

Consolidated Balance Sheet

November 30, 2017

Assets				
Cash on hand	$	707,350.00		
Investments receivable	$	111,000.00		
Total Assets			**$**	**818,350.00**
Liabilities				
Total Liabilities	$	0.00		
Owners' Equity				
Investors Equity	$	707,350.00		
Pledged Equity	$	111,000.00		
Total Liabilities and Owners' Equity			**$**	**818,350.00**

Borough Five Slate One LLC

Consolidated Income Statement

For the Nine Months Ended November 30, 2017

Revenues	$0.00
Expenses	$0.00
Net Income / (Loss)	0

Borough Five Slate One LLC
Notes to Consolidated Financial Statements
(unaudited)

NOTE 1 - BUSINESS AND NATURE OF OPERATIONS

Borough Five Slate One LLC (B5S1) is a Limited Liability Company formed on March 1, 2017 in the State of Delaware. It was created to finance and produce the Borough Five Pictures LLC (B5P or "Producer") initial slate of films (the "Slate"). B5P is a new independent motion picture film and television production company consisting of creative and business professionals with the common goal of producing and selling the Company's first slate of films in the next five years, 2018-2022. B5P seeks $2,600,000 in total to fund this first slate. To date, the Company has raised $818,350 in cash and capital contributions payable. It will close its first round of financing on December 14, 2017, with $1,300,000 in cash and promissory notes. It has a commitment from one of its investment groups to invest an additional $500,000 as "last dollars." It seeks to raise up to $800,000 on the StartEngine.com online equity portal.

The Slate. The Slate currently consists of three feature-length motion pictures (each, a "Project"), tentatively titled: "Team Marco," "The Julie Stories," and "Jack Be Nimble." All three Projects are feature-length (90 minutes) motion pictures budgeted to be produced for $700,000 gross each (minus estimated tax rebate in New York State), for theatrical exhibition and digital distribution in the United States and abroad. The Manager shall retain the right to convert and sell each Project as a television, streaming, or other media property if the Manager determines in its sole discretion that the Property would best be exploited in a format other than a theatrical motion picture. The Producer, in its sole discretion, may substitute the Projects currently contemplated to comprise the Slate with other Projects based on market conditions.

B5P shall own or control all the underlying intellectual property of the Slate and all rights to revenues related to the underlying intellectual property shall revert to B5P fifteen years after the first domestic release of each film as long as each Investment Unit has fully recouped both its capital contribution and 20% preferred return.

The Market. Content is in high demand, and there are now more distribution channels than ever before, driven by the rise of digital delivery and S.V.O.D. (subscription video on demand, e.g. Netflix, Hulu, and Amazon Prime). The market for well-produced content is robust. Apart from digital delivery and despite popular misconception, other media channels also still provide valuable revenue streams for entertainment content. While digital now drives the overall picture, a theatrical exhibition can drive digital, home entertainment, and TV demand. The right placement for DVDs in RedBox or at retailers like WalMart, Target, and BestBuy can also provide value.

The Audience. One of the key selling points of B5P's model is its plan to produce family-oriented, yet sophisticated Hollywood-ready content. There is a ripe area for value creation on this niche of the industry. Families are one of the largest constituencies that still attend films at local theaters. In addition, in 2016, an important milestone in U.S. media was reached: availability of SVOD programming (Netflix, Hulu Plus, Amazon Prime) is now equal to DVR penetration, with both available in 50% of U.S. TV households. SVOD homes are more likely than standard TV homes to belong to families with children, with children present in 45% of SVOD homes compared to 35% of traditional TV homes — an important percentage as we target families.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- *Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.*
- *Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.*
- *Level 3 - Unobservable inputs which are supported by little or no market activity.*

Fair Value of Financial Instruments. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition. The Company will recognize revenues from film and television distributors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes. The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk. The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 - DEBT

As of the date of this review, the Company has no debt. There have been no purchases of property or equipment to date.

NOTE 4 - COMMITMENT AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not have any short-term or long-term contractual obligations to date.

NOTE 5 - MEMBERS' EQUITY

Investments Units. As of the date of this review, we have issued 32.734 Investment Units, under a 506(b) securities offering. Up to 71.266 are available as of November 30, 2017 (depending on the number of Crowd Funding Mini-Units sold, see below). The holders of the Company's Investment Units are not entitled to vote on any matter except as required under applicable law. In the event of our liquidation, dissolution, or winding up, holders of Investment Units are entitled to share ratably with all owners of Units (Investment Units, Management Units and Crowd Funding Mini-Units) in all of our assets remaining after payment of liabilities. Holders of Investment Units are entitled to receive a preferred return of 20% of their capital contribution, then full recoupment of their capital contribution from the net profits of the Company before sharing any further net profits with Borough Five Pictures LLC (the holder of Management Units).

Management Units. As of the date of this review, we have issued 32.734 Management Units. Borough Five Pictures LLC was issued Management Units in proportion to the aggregate number of Investment Units issued by Company. In the event of our liquidation, dissolution, or winding up, holders of Investment Units are entitled to share ratably with all owners of Units (Investment Units, Management Units, Crowd Funding Mini-Units) in all of our assets remaining after payment of liabilities. The holder of Management Units shares equally in the net profits of the Company with the aggregate of holders of Investment Units AFTER the holders of Investment Units have recouped their capital contribution in addition to a 20% preferred return.

Crowd Funding Mini-Units. As of the date of this review, we have authorized 1070 Crowd Funding Mini-Units in order to open an online crowdfunding campaign on www.startengine.com. A Crowd Funding Mini-Unit is considered 1/250th of an Investment Unit. The holders of the Company's Crowd Funding Mini-Units are not entitled to vote on any matter except as required under applicable law. In the event of our liquidation, dissolution, or winding up, holders of CrowdFunding Mini-Units are entitled to share ratably with all owners of Units (Investment Units, CrowdFunding Mini-Units and Management Units) in all of our assets remaining after payment of liabilities. Holders of CrowdFunding Mini-Units are treated exactly as owners of Investment Units, who are entitled to receive a preferred return of 20% of their capital contribution, then full recoupment of their capital contribution from the net profits of the Company before sharing any further net profits with Borough Five Pictures LLC (the holder of Management Units).

NOTE 6 - RELATED PARTY TRANSACTIONS

There have been no related party transactions to date.

NOTE 7 - SUBSEQUENT EVENTS

There have been no events or transactions during this time that would have a material effect on the balance sheet.

BoroughFive.

I, JULIO VINCENT GAMBUTO, the Founder and Manager of BOROUGH FIVE SLATE ONE LLC, hereby certify that the financial statements of JUSTIN ST. JOHN, CERTIFIED PUBLIC ACCOUNTANT, and notes thereto for the periods ending NOVEMBER 30, 2017, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The Company has not yet filed its federal tax return for 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of January 22, 2018.

Julio Vincent Gambuto
Founder and Manager
Borough Five Slate One LLC
January 23, 2018

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Borough Five Pictures is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Borough Five.

Borough Five Pictures

Movies and Television

Small OPO · STATEN ISLAND, NY · Film & Video · US Investors Only

Invest $100 to $100k — right here online.


JOIN OUR MOVIE FAMILY.
We're making 3 movies in the next 3-4 years – all shot and set on New York's Staten Island.




A004
24A
2
THE JULIE STORIES
JULIO VINCENT GAMBUTO
JON SPEYERS





They say go big or go home. We're doing both.

Borough Five is a new independent film and television content production company based in the heart of Hollywood and in the great borough of Staten Island, New York City, which is in the beginning stages of a creative and economic renaissance. Our goal is simple: bring Hollywood to Staten Island and bring Staten Island to Hollywood.

I founded the company in 2017 so that I could go home and **put a lens on my corner of the world**. Our first three films will be not only shot on Staten Island, but they will be set here, too. Our locations will be the places I grew up, our characters will be based on the people I love, and our stories will be their stories — tales of family, community, friendship — and all the laughter and heartbreak that comes with such personal territory. Our films are, by design, valentines to the borough. They are character-based, story-driven, and audience-focused. They are made to entertain and engage.

In April 2017, we set out to raise **$2.6 million to fund our first three projects** — all 90-minute, feature-length films. True, that's actually not a lot of money by Hollywood standards. These are so-called "low-budget" independent films — just like Little Miss Sunshine, Napoleon Dynamite, Boyhood, and Moonlight. They are audience-friendly and Hollywood-ready, and they were chosen for not only their creative promise but for their commercial potential. You can read about them on this page.

Join us because you believe in me and in my team. Join us because you believe in hard work and entrepreneurship and the power of the creative process. Join us because you love Staten Island. Join us because you know nothing about Staten Island but just love movies. Join us because our business plan is smart. Join us because you want to see your name in the credits of three incredible films. Join us because you're a friend of mine from home or Los Angeles or Brooklyn or Harvard or USC and you remember how this all started years ago. This is where the road has taken me, and I would love your support.

We're not taking donations. Every contribution is an investment. And **every investment is in all three films**. It can be $100 or $100,000 or anything in between.

Sending love from snowy Staten Island,
Julio Vincent Gambuto
Founder and Writer/Director

Meet **Our Director**



Julio Vincent Gambuto grew up on the South Shore of Staten Island. He is writer/director, who has been working in film and kids television. **Learn more at his website.**

Watch **Our Short Film**


The Julie Stories

The Julie Stories is the award-winning short film (15min) that launched our company. Check it out at ***The Julie Stories* website**, where you can learn more about this special project.

Watch the **NY1 Story**


NY 1

Watch the NY1 story or check out additional press clips about Julio and his work from the Staten Island Advance, Variety, and Deadline Hollywood. See full press page at Julio's website.


3 MOVIES IN ONE.
THE INVESTMENT IS IN OUR FIRST 3 FILMS – OUR FIRST "SLATE" – 2 OF WHICH WILL ALSO BE CUT INTO TV PILOTS.
WE DID IT THIS WAY TO GIVE US AND OUR INVESTMENT FAMILY THREE TIMES THE CHANCES OF SUCCESS.
PERKS!
WE WANT TO SAY THANK YOU FOR INVESTING, SO... WE'VE GOT SOME GREAT FAMILY PERKS. SEE BELOW.

THE INVESTMENT

Investment Type: CrowdFunding Mini-Unit
Units: $100 each
Minimum Investment: $100
Round Size: Min. $10,000; Max $107,000

Borough Five Pictures proposes to secure all its monies from private investors.

- Investment is in "Borough Five Slate One LLC," which will make Borough Five's first three film and television projects
- Our full budget of $2.6M covers production financing for all three films, plus a $500,000 advertising reserve (contingency), to be used in the event that we are not able to secure distribution and must enact a self-distribution plan.
- Each film will be produced for $500,000-$600,000 (net). Each is budgeted for $700,000, including contingency and accounting for 30% tax incentive in New York State on qualified production expenses.
- Production on all films is scheduled to commence in the first 3-4 years, 2018-2021.
- The deal is the same for all investors: they are first in line for a return of capital allocated for each project, plus 20%
- Net profits are then split between the investor pool and the production company

INVESTOR PERKS
All perks occur after the offering is completed.

In addition, the following perks are given at specific investment levels. Perks are for all three movies. The premiere is our hometown Staten Island premiere.

- **FAN • $100-$299** Investment: Name in the credits plus a digital copy of all three films
- **SUPPORTER • $300-$999** Investment: Everything at Fan Level + 4 tickets to the premiere and credit in the premiere program
- **BACKER • $1,000-$2,499** Investment • Everything at Supporter Level + Visit the set on "Backers' Day"
- **PATRON • $2,500-$4,999** Investment • Everything at Backer Level + Be an extra in the Film
- **STAR • $5,000-$9,999** Investment • Everything at Patron Level + VIP seating at the premiere
- **RED CARPET CLUB • $10,000-$24,999** Investment • Everything at Star Level + Walk the red carpet at the premiere
- **DIRECTOR'S CLUB • $25,000-$99,999** Investment • Everything at Red Carpet Club Level + Annual dinner at Harvard Club
- **EXECUTIVE PRODUCER • $100,000+ Investment** • Everything at Director's Club Level + EP Title

THE **3 MOVIES**


TEAM
MARCO

TEAM MARCO (2018)

Family Comedy • Rated: PG • 90 minutes
Written by Julio Vincent Gambuto and B.R. Uzun

Marco is obsessed with his electronics and hardly leaves the house. But when his grandmother dies and his grandfather moves in with his family, Marco's life is turned upside down and he's forced...to go play outside. When "Nonno" introduces him to bocce — the world's oldest game — and to the neighborhood crew of old Italian men, Marco finds connection to other people "in real life" instead of through his tablet and inspires a team of neighborhood kids to put down their devices and band together to take on his grandfather and his pals.

Remember *The Sandlot*? Team Marco is *The Sandlot* meets *Cinema Paradiso* — all for a new generation of kids and families. Team Marco is the story of a boy and his grandfather. Really, it's a story of friendship, community, and legacy.










LEARN MORE at the website for the project.

THE JULIE STORIES

Family Comedy • Rated: PG-13 • 90 minutes
Written by Julio Vincent Gambuto

Staten Island, 1993. Little Julie is the gayest teen on the block and just wants to go through puberty without the whole family constantly interrupting. When his father sees a late-night infomercial that promises he'll get-rich-quick, Little Julie is roped into becoming the family business man and helping launch the family business. When things don't go as planned, the family must come together to make it work, to help Dad get his American Dream, and to learn what it takes to make it in the 90s. The Julie Stories is based on the award-winning short of the same name.



JACK BE NIMBLE

Dramedy • Rated: PG • 90 minutes
Written by Julio Vincent Gambuto and B.R. Uzun

Bobby has had a tough time losing weight and finding love, so he decides to get a plant, then a hamster, then a dog. Jack is a feisty puppy who it seems can't be tamed, but when he finally is, Bob's new best friend is struck by a car and rendered handicapped. What follows are the high-rolling adventures of America's newest hero — a handicapped pet — as he teaches his owner about persistence, life, and ultimately love. Jack Be Nimble is slated to be our third production, shooting in the spring of 2020.

WATCH THE YOUTUBE DOC


THE BUSINESS OF IT ALL
HERE ARE THE BASICS OF OUR BUSINESS PLAN IN AN EASY-TO-READ FAQ. FEEL FREE TO MESSAGE US BELOW IF YOU HAVE ADDITIONAL QUESTIONS.






FREQUENTLY ASKED QUESTIONS

- **Who are you?** Borough Five Pictures is a Limited Liability Company. The Company is a new independent motion picture film and television content production company consisting of creative and business professionals with the common goal of producing and selling the Company's first content "slate" (group) of films in the next five years, 2017-2021. Borough Five Pictures seeks $2,600,000 in aggregate to fund this first slate, "Borough Five Slate One LLC." The slate currently consists of three feature-length motion pictures: "Team Marco," "The Julie Stories," and "Jack Be Nimble" — two of which will also be cut into independent television series pilots.

- **What is the state of the movie industry?** The U.S. box office in 2016 totaled over $11 billion, and worldwide box office for films crossed the $40 billion mark, thanks in part to expanding international markets. While physical audience attendance at US theaters has decreased, the market for content has increased and is now more robust than ever, as distribution opportunities continue to expand due to the convergence of film and television and the success of SVOD (subscription video-on-demand) providers like Netflix and Amazon. We believe that there has never been a better time for independent feature film production.

- **How does distribution work?** As an independent producer, Borough Five Pictures intends to negotiate with a top distributor to secure distribution domestically and in all international markets, as well as across all channels of distribution: from traditional theatrical to online. Because our projects are audience-focused and have significant commercial appeal, we will also pursue partnership opportunities from studio distributors should they arise prior to principal photography.

- **How can I make money on my investment?** In our successful scenario, we would be able to return your capital plus 20% — which is regarded as a standard return in the film business. Plus, you would get your pro-rata share of net profits. This means that the more successful the movies are, the larger the pool of net profits is that you get to split, once you have been paid back 1.2x your initial investment. In a WORST-case scenario, we would not be able to return your investment. All investments are risky, and it would be unethical for us to not articulate that possibility. However, we feel that although the film business is a risky business, we are uniquely positioned to do well based on our plan (please see "Why should I invest in you?" below).

- **Why now?** We enter the market at a critical and exciting time as new methods of distribution augment traditional ones to provide independent filmmakers the highest chance of securing distribution deals for theatrical, television, and new media. Plainly put, the content market is hot. The need for content is at an all-time high, driven by the rise of digital delivery and S.V.O.D. (subscription video on demand). At the same time, production costs are at an all-time low. As the cost of equipment drops and states like New York offer tax incentives for shooting, the net cost of producing non-union "modified low-budget" films (budget: $700,000) has never been lower. Further, our network of top-tier talent are affordable and eager. We have a 4-5 year window before our network of top-tier talent from the USC School of Cinematic Arts is too expensive to hire for these type of films. Securing them now gives us the best talent.

- **Why a "slate"?** Creating a slate, as opposed to offering each film separately, allows us to package the three films as one investment.

- **What is USC?** The USC School of Cinematic Arts is where Julio got his MFA in Film and Television Production. USC is consistently named the #1 film school in the world by The Hollywood Reporter. Founded in 1929 in collaboration with the Academy of Motion Picture Arts and Sciences, the USC School of Cinematic Arts (aka USC Film School) is the nation's first film school. USC has the largest and most powerful alumni network in Hollywood, including George Lucas, Judd Apatow, Jason Reitman, Shonda Rhimes, Megan Ellison, Paul Feig, Ron Howard, Bryan Singer.

- **Why Staten Island?** It's an exciting time for Staten Island, and we want to be part of it. The Island will soon be home to the New York Wheel — the anchor of a revitalized waterfront and downtown, which will include new hotel, shopping outlet, museum, park, and restaurants. The island will also be the site of one of the country's largest film production facilities, as a private firm converts the Island's old jail complex into a massive film production facility. Borough Five wants to be part of the creative and economic revitalization of the borough. Our goal is nothing short of becoming the premiere film production company on the Island — creating jobs and economic and creative opportunities for the Island's residents and businesses. Julio's relationships on Staten Island are broad and deep, so much so that our company in named for the Island. Julio has been a respected member of the Island community for two decades as a scholar, teacher, and artist. These relationships with schools, churches, community organizations, businesses and vendors will allow us to: (a) create a more robust audience across the Island, (b) source cast, crew and sponsorships, and (c) cut production costs for locations, craft services, hotels and transportation, and the like. Through our Community Partners Program, local organizations can sponsor the film by providing significant discounts in exchange for credit, exposure and advertising in our marketing efforts and materials.

- **Why should I invest in you?**
  - Our slate is specifically designed to maximize potential for profit while minimizing risk.
  - Our team is educated, trained by the best, and eager to make their mark. We have a 3-4-year window to hire our network of recent film school graduates before they are too expensive to bring on board.
  - Unlike most first-time feature filmmakers, we are focused on projects that are both creatively outstanding and have the most potential for profit. As we succeed, so do our investors.
  - Our goals are long-term and we believe in growing our projects and our profile step-by-step.
  - Our offering is unique: live-action comedy and family films made independently.
  - We are committed to keeping production costs low by casting unknowns and deferring larger salaries for stars, by shooting in incentive zones, maximizing local resources, and working with new crew talent.
  - The time is now. We have a unique ability right now to combine low-cost production methods with incredible talent — all at a time when the market is hot for content.

This enables us to: (a) minimize risk, by spreading it over three films — the investment has three times the chances to succeed; (b) lower production costs, by leveraging buying power of three and amortizing costs for certain supplies, equipment, staff, and marketing; (c) come to the table with distributors in a stronger way, by offering them a collection of product that is consistently in production from 2018-2021 — this allows us to create long-term financial win-wins with distributors and establish ourselves as a more significant player in content-creation; (d) gain momentum in the press and community, by having our next projects already in production — the power of this in the entertainment industry cannot be under-estimated.

- **Why make "family" films and target families?**
  - Movie theaters continue to draw more families than all theme parks and major US sports combined.
  - Baby Boomers and their families are headed out to the movies more often than ever before, as families are seeing a movie ticket as a reasonable investment for entertainment.
  - In 2016, an important milestone in U.S. media was reached: availability of SVOD programming (Netflix, Hulu Plus, Amazon Prime) is now equal to DVR penetration, with both available in 50% of U.S. TV households.
  - SVOD homes are more likely than standard TV homes to belong to families with children, with children present in 45% of SVOD homes compared to 35% of traditional TV homes — an important percentage as we target families.

- **Who are the buyers?** There are 6 major studios that dominate the industry, most of whom serve as distributors as well, buying content from what is often considered the seventh studio: independent film. In addition, the "mini-majors" are potential buyers, as well. They include Lionsgate, Relativity Media, Open Road Films, CBS Films, and MGM. Netflix, Amazon, and Apple are excellent possibilities, as well, having planted a very large flag recently as they use their enormous buying power to fill their catalogues.

- **How do investors make money on independent films?** Money comes in two phases. The first is the "minimum guarantee," paid to the production company upon sale to/acquisition by a distributor. The top five sales from Sundance '16 and '17 — the largest film market in the country — demonstrate the health of the overall market. After the initial sale/acquisition, a film makes additional money when the distributor exploits the picture across all channels. Here is a standard waterfall on a low-budget stand-alone film made for $1M. After deduction of costs of production and investors' 20% preferred return, the net is split 50/50 between production company and investors.

March 2017

Borough Five.

Our Launch

Julio launched Borough Five Pictures at a series of screenings of his film school thesis short film, "The Julie Stories," in Los Angeles, Manhattan, and in his home town — Staten Island.

December 2017

Borough Five.

Round 1 Closed

We closed our first round of financing — a total of $1.3M.

February 2018

Borough Five Launches on StartEngine!

We're opening ROUND 2 here on StartEngine to offer our last investment units to friends and fellow Staten Islanders.

Summer 2018


TEAM
MARCO

"Team Marco" Shoots on Staten Island

Our first feature film shoots on Staten Island. (ANTICIPATED)

Spring 2019


The Julie Stories

"The Julie Stories" Shoots

Our second feature film shoots on Staten Island. (ANTICIPATED)

Spring 2020


THIS HERO'S GOT WHEELS
JACK
BE NIMBLE

"Jack Be Nimble" Shoots

Our third feature film shoots on Staten Island. (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founder



Julio Vincent Gambuto

Founder, Manager (Writer/Director)

Before launching Borough Five, Julio served as producer and show writer for the first and second season of Nickelodeon's hit new kids series, Paradise Run (produced by Stone & Company Entertainment, Writer/Producer, 2015, 2016). The show, which shoots on the Big Island of Hawaii, follows three teams of two pre-teens as they tackle obstacles, puzzles, and games at the island's family-friendly luxury getaway, the Hilton Waikoloa Village. The show was nominated for a Kids' Choice Award in 2017. Prior to Paradise, Julio earned his MFA in Film and Television Production from the USC School of Cinematic Arts (2015), with a focus on directing and the business of entertainment. While at USC, he was chosen by the faculty to be the recipient of the prestigious Annenberg Fellowship. In 2013, Julio optioned a reality television concept called Master of the House to Stone and Company Entertainment, producers of The Mole, Tim Gunn's Guide to Style, and NYC Prep. The show was sold to E! Entertainment. While at USC, Julio was chosen to be one of ten co-directors of James Franco's feature film, Actors Anonymous (2015), produced by Rabbit Bandini Productions. Julio's USC thesis film, The Julie Stories, was the recipient of a Gold Circle Award from the Caucus Foundation for Producers, Writers, Directors. It screened across the country in a series of screenings and film festivals in 2017. The short was nominated for Best Comedy at USC's annual showcase of the film school's best work.

And the Rest of the Team



Sam Sandweiss

Producer

Sam's USC film thesis, entitled Takanakuy (2014 dir. Austin Kolodney), won a Student Emmy for Best Comedy in 2015.



Thembi Banks

Producer

Thembi is currently a 2017 Project Involve Fellow with Film Independent and is a staff writer on Daytime Divas, starring Vanessa Williams, which premiered on VH1 this fall.



Andrew Scrivani

Executive Producer

Andrew is a commercial photographer and director who has extensive experience in all three arenas of food and lifestyle photography and videography; editorial, publishing and advertising.



Lano Williams

Counsel

R. Delano Williams, Jr., Esq. is an attorney specializing in helping entrepreneurs succeed in their business ventures, with a focus on the entertainment and arts industries.

Offering Summary

Maximum 1,070 CrowdFunding Mini-Units ($107,000)

Minimum 100 CrowdFunding Mini-Units ($10,000)

Company	BOROUGH FIVE SLATE ONE LLC
Corporate Address	7 Navy Pier Court, Unit 4064, Staten Island NY 10304
Description of Business	Film Fund
Type of Security Offered	CrowdFunding Mini-Unit
Purchase Price of Security Offered	$100.00
Minimum Investment Amount (per investor)	$100.00

INVESTMENT PERKS*

All investors, upon successful sale of a film, get their investment returned, plus 20%. Net profits are then split 50/50 between the investor pool and Borough Five. In addition, the following perks are given at specific investment levels. Perks are for all three movies. The premiere is our hometown Staten Island premiere.

- **$100-$299** Investment • **FAN** LEVEL • Name in the credits plus a digital copy of all three films
- **$300-$999** Investment • **SUPPORTER** LEVEL • Everything at Fan Level + 4 tickets to the premiere and credit in the premiere program
- **$1,000-$2,499** Investment • **BACKER** LEVEL • Everything at Supporter Level + Visit the set on "Backers' Day"
- **$2,500-$4,999** Investment • **PATRON** LEVEL • Everything at Backer Level + Be an extra in the Film
- **$5,000-$9,999** Investment • **STAR** LEVEL • Everything at Patron Level + VIP seating at the premiere
- **$10,000-$24,999** Investment • **RED CARPET CLUB** LEVEL • Everything at Star Level + Walk the red carpet at the premiere
- **$25,000-$99,999** Investment • **DIRECTOR'S CLUB** LEVEL • Everything at Red Carpet Club Level + Annual dinner at Harvard Club
- **$25,000-$99,999** Investment • **EXECUTIVE PRODUCER** LEVEL • Everything at Director's Club Level + EP Title

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

My name is Julio. My friends call me "Jules." My family calls me "Julie," which is such a...pretty name...for a man. I'm a writer and director. I grew up on the South Shore of Staten Island. My mom is a secretary. My dad is a bus driver. And they've always been supportive of my doing something with my life that I love.

My dream is to make movies on Staten Island. I want my work to reflect the values I learned here — family, community, teamwork, friendship. I had a one-man show, called "Julie from Staten Island," that was all about growing up here and leaving to go to the Ivy league. ["After thirty years of Hulio, I just say, "Hola. Como estas?"] We had a deal to make a movie based on the show, and during the recession it felt through. And I was devastated.

And I thought, you know, I can do this myself. I'm entrepreneurial. I have talents and skills that I believe in. But I didn't feel like it was the right moment to go to friends, and family, and the greater community for investment. I wanted to know how to make a movie, how to make a good movie, and how to make a good movie that would sell.

So, I put myself back in school to train as a director and a producer. And I went to USC, the best film school in the world. I made a lot of short films that will never see the light of day, but I sold my first TV concept to E! Entertainment. It was a show called "Master of the House." Afterward, I was hired to write and produce on Nickelodeon's new hit show, "Paradise Run." And I worked with James Franco and co-directed a movie called "Actors Anonymous."

All of that was in preparation for this moment. I want to be shooting on the streets that I grew up on — *that's* exciting to me! Our first three films will be shot on Staten Island, take place here...they are, by design, valentines to the borough. As a director, I want to put a lens on my corner of the world.

[THE FOUNDERS CAMPAIGN]

We're raising $2.6 million to fund our first three projects. Since we started fundraising in April, we have commitments of $1.6, so we have a million to go. We want to make it a fun and special experience for anyone who wants to invest in us. And I don't want to just give you a t-shirt. I want you to have a fully fledged stake in our movies, because when we hit a home run, I want you to run the bases with us. (My dad will like the home run metaphor.)

Ultimately, the investment is in me, and my team, and our work. I promise you this: I will get up every day and work my heart out to deliver for you. I will not take lightly that you have given me your money, and I will put it to use and put it work to make three incredible movies.

They say, "Go big or go home." I'm doing both.

[BOROUGH FIVE]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

OF

BOROUGH FIVE SLATE ONE LLC

March 1, 2017

CONTENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

BOROUGH FIVE SLATE ONE LLC

This Limited Liability Company Operating Agreement (the "Agreement") of Borough Five Slate One LLC (the "Company") is made and entered into as of the 1st Day of March, 2017, by and between those parties listed on Exhibit A.

RECITALS

A. The parties to this Agreement desire to form a limited liability company (the "Company") pursuant to the Delaware Limited Liability Company Act (the "Act").

B. The purpose of the Company is to develop, produce, exploit and otherwise distribute motion pictures, as well as to conduct any other line of business allowed by the Act.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINED TERMS

As used in this Agreement, terms shall be defined throughout. Otherwise, the following terms shall have the meaning set forth below:

"**Affiliate**" of a Person shall mean a Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, the Person in question. As used in the preceding sentence, control means the ability to direct or cause the direction of the voting rights, management and policies of a Person.

"**Agreement**" shall mean this Limited Liability Company Operating Agreement, as originally executed and as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"**Available Cash**" shall mean, at the time of determination, such cash as the Manager(s) determines is available for distribution, other than (i) Capital Contributions, or (ii) principal advanced on Company indebtedness.

"Bankruptcy" shall mean, and a Member shall be deemed a "**Bankrupt Member**" upon, (a) the Member's making an assignment for the benefit of its creditors; (b) the filing by a Member of a voluntary petition under any Debtor Relief Laws; (c) the Member's being adjudged a bankrupt or insolvent, or having entered against it an order for relief, in any bankruptcy or insolvency proceeding; (d) the Member's filing a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Debtor Relief Law; (e) the Member's answering or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature; (f) the Member's seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of its properties; or (g) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation if the proceeding has not been dismissed, or if within 90 days after the appointment without its consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay and the appointment is not vacated.

"**Capital Contributions**" shall mean, with respect to any Member, the amount of money and the net fair market value (as of the date of such contribution) of any property contributed by the Member to the capital of the Company.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Company**" shall mean Borough Five Slate One LLC, the Delaware limited liability company formed pursuant to this Agreement.

"**Debtor Relief Laws**" shall mean the United States Bankruptcy Code or other corresponding state or federal law.

"**Enterprise**" shall mean any business enterprise, whether operated through a public or privately-owned entity, a subsidiary or division thereof or otherwise.

"**Fiscal Year**" shall mean the twelve-month period ending December 31 of each year; provided that the initial Fiscal Year shall be the period beginning on the date of this Agreement and ending December 31, 2017, and the last Fiscal Year shall be the period beginning on January 1 of the calendar year in which the final liquidation and termination of the Company is completed and ending on the date such final liquidation and termination is completed (to the extent any computation of other provisions hereof provides for an action to be taken on a Fiscal Year basis, an appropriate proration or other adjustment shall be made in respect of the initial and final Fiscal Years to reflect that such periods are less than full calendar year periods).

"**Interest**" in the Company shall mean the entire ownership interest of a Member in the Company at any particular time including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"**Manager(s)**" shall mean the persons appointed to manage the Company in accordance with Article 4 below.

"**Member**" means any Person executing this Agreement as of the date hereof, or hereafter admitted to the Company as a Member as provided in this Agreement, and shall have the same meaning as the term "**member**" under the Act, but does not include any Person who has ceased to be a Member of the Company.

"**DBCL**" shall mean the Delaware Business Corporation Act, as amended from time to time.

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"**Percentage Interest**" of a Member shall mean the percentage set forth opposite the name of the Member under the column "**Percentage Interest**" in Exhibit A hereto, as such percentage may be adjusted from time to time pursuant to the terms hereof. The aggregate Percentage Interests shall at all times equal 100%. Percentage Interests shall be divided into two groups: 104 Management Units and 104 Investment Units.

"**Person**" shall mean an individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or any other juridical entity, or a government (domestic or foreign) or any agency or political subdivision thereof.

"**Regulations**" shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Regulations.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

"**Unrecovered Contribution**" of a Member as of any date shall mean the aggregate value of Capital Contributions made by such Member (whether on the date hereof or hereafter) minus the total distributions to such Member under Article 5 on or before the date in question.

2. ORGANIZATION

2.1. Formation

The Company has been organized as a Delaware limited liability company by the filing of a Certificate of Formation (the "Certificate") pursuant to the Act with the Secretary of State of the State of Delaware.

2.2. Name

The name of the Company is Borough Five Slate One LLC, and all Company business must be conducted under the name or such other names that comply with applicable law as the Manager(s) may select from time to time.

2.3. Purpose

The purpose of the Company is to develop, produce, distribute and otherwise exploit three motion pictures (each, a "Picture") and to carry on any other lawful line of business as allowed by the Act. The Company is authorized to take any legal measures which will assist it in accomplishing this purpose or will otherwise protect or benefit the Company.

2.4. Registered Office; Registered Agent; Principal Office in the United States; Other Offices

The registered office of the Company required by the Act to be maintained in the State of Delaware shall be 8 The Green, Ste. A, in the City of Dover, Zip Code 19901, or as the Manager(s) may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Manager(s) may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the

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Manager(s) may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain there the records required to be maintained in accordance with the Act, and shall keep the street address of such principal office at the registered office of the Company in the State of Delaware. The Company may have such other offices as the Manager(s) may designate from time to time.

2.5. Term

The Company shall commence on the date the Certificate is accepted for filing by the Secretary of State of the State of Delaware and shall have an indefinite term, unless dissolution occurs pursuant to the express provisions of Article 7 below.

2.6. No State-Law Partnership

The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be an agent, partner or joint venturer of any other Member, for any purposes other than the federal and state tax purposes, and this Agreement shall not be construed to suggest otherwise.

2.7. Initial Members

The initial Members of the Company are the Persons executing this Agreement as of the date hereof as Members, each of which is admitted to the Company as a Member effective contemporaneously with the execution by such Person of this Agreement and shall initially hold the Percentage Interests in the Company set forth opposite their respective names on Exhibit A. Percentage Interests shall be further divided into Investment Units and Management Units.

2.7.1. Investment Units

The Company shall be authorized to issue up to 104 Investment Units at $25,000 each.

2.7.2. Management Units

For each Investment Unit issued by the Company, the Company shall issue an equal number of Management Units to Borough Five Pictures LLC ("B5P"), a Delaware limited liability company. The Company is expressly authorized to take any action necessary to ensure that there are an equal number of Investment Units and Management Units.

2.8. Representations and Warranties

Each Member hereby represents and warrants to the Company and each other Member that (a) such Member has duly executed and delivered this Agreement; (b) such Member's authorization, execution, delivery and performance of this Agreement do not conflict with any other agreement or arrangement to which such Member is a party or by which it is bound; (c) such Member understands that no Federal or state agency has made any finding or determination with respect to the fairness of the Interests for public or private investment, nor any recommendation or endorsement of the Interests for public or private investment, nor any recommendation or endorsement of the Interests for investment; (d) the Interests, as an investment, involve a high degree of risk; (e) there is no market for the Interests and it may not be possible readily to liquidate such investment in the

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Interests at any time; (h) the Interests have been or are being acquired for the Member's own account entirely, for investment and not with a view to or for resale in connection with any distribution thereof; (i) the Interests may not be sold without registration under the Securities Act or an exemption therefrom and are subject to the restrictions on transfer contained in this Agreement; (j) the Member is able to bear the economic risk of its investment in the Company, is able to hold the Interests for an indefinite period of time, and is able to afford a complete loss of its investment in the Company; and (k) the Member has such knowledge and experience in financial and business matters that it is fully able to evaluate the merits and risks of its investment in the Company and the Interests.

2.9. Liability to Third Parties

No Member shall be liable for the debts, obligations or liabilities of the Company, including any such debts, obligations, or liabilities arising under a judgment decree or order of a court.

3. CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

3.1. Initial Capital Contributions

The Members have agreed to contribute amounts determined to be necessary to maintain the Company.

3.2. No Other Mandatory Capital Contributions

No Member shall be required to make any Capital Contributions to the Company except as provided in Section 3.1, cure any Capital Account deficit, return all or any portion of any Capital Contributions distributed to such Member or lend any funds to the Company.

3.3. Discretionary Capital Contributions; New Interests

If at any time or times the Manager(s) determines that Capital Contributions (by way of the contribution of cash, property or services to the Company) beyond Two Million Six Hundred Thousand Dollars ($2,600,000; the "Initial Capital Raise") are necessary or desirable to further the Company's business purposes, it may request such additional Capital Contributions from current Members and/or other Persons, and in exchange for such Capital Contributions may admit new Members and/or issue to contributing Members and/or other Persons such interests in the Company (including additional Investment Units) as the Manager(s) deems appropriate; and upon such admission or issuance, this Agreement and all Percentage Interests shall be amended accordingly (with Percentage Interests of all Members not making the additional Capital Contributions being diluted proportionately) and, notwithstanding Section 9.11 hereof, such amendment shall be effective without any further vote of the Members; provided, however, that the Company may not issue new interests to any Member or to any Person which is an Affiliate of any Member unless such issuance (i) is on terms no less favorable to the Company than would be obtained upon an arms' length basis or (ii) is approved by all Members. Such interests may have any rights, powers, preferences and duties allowed under the Act, including rights, powers, preferences and duties senior to existing Interests. Notwithstanding the preceding provisions of this Section 3.3, in the event that any new Investment Units in the Company are proposed to be issued beyond the Initial Capital Raise in exchange for cash or cash equivalents, the Manager(s) shall cause each Member to receive twenty business days' prior written notice of the terms and conditions of such issuance and each Member

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shall have the right to purchase on such terms and conditions (exercisable by notice and appropriate payment delivered within ten business days of such Member's receipt of notice of the issuance) a portion of such interest equal to such Member's pro rata share of all Investment Units multiplied by the aggregate amount of such new Investment Units to be issued. Management Units shall be issued to the B5P in tandem with any new Investment Units issued.

3.4. Capital Accounts

A separate "**Capital Account**" shall be maintained for each Member for the full term of this Agreement in accordance with the capital accounting rules of Section 1.704-1(b)(2)(iv) of the Regulations. Each Member shall have only one Capital Account, regardless of the number of interests in the Company owned by such Member and regardless of the time or manner in which such interests were acquired by such Member. Pursuant to the basic rules of Section 1.704-1(b)(2)(iv) of the Regulations, the balance in each Member's Capital Account shall be:

(a) increased by the amount of money contributed by such Member (or such Member's predecessor in interest) to the capital of the Company pursuant to this Article 3 and decreased by the amount of money distributed to such Member (or such Member's predecessor in interest) pursuant to Article 5 hereof;

(b) increased by the fair market value of each item of property (determined without regard to section 7701(g) of the Code) contributed by such Member (or such Member's predecessor in interest) to the capital of the Company pursuant to this Article 3 (net of all liabilities secured by such property that the Company is considered to assume or take subject to, under section 752 of the Code) and decreased by the fair market value of each item of property (determined without regard to section 7701(g) of the Code) distributed to such Member (or such Member's predecessor in interest) by the Company pursuant to Article 5 hereof (net of all liabilities secured by such property that such Member is considered to assume or take subject to, under section 752 of the Code);

(c) increased by the amount of each item of Company profit or income allocated to such Member (or such Member's predecessor in interest) pursuant to Article 5 hereof;

(d) decreased by the amount of each item of Company loss or expense allocated to such Member (or such Member's predecessor in interest) pursuant to Article 5 hereof; and

(e) otherwise adjusted in accordance with the other Capital Account maintenance rules of Section 1.704-1(b)(2)(iv) of the Regulations.

3.5. No Interest on Capital Contributions

No Member shall receive any interest on its Capital Contributions to the Company or its Capital Account.

3.6. Return of Capital Contributions

No Member shall have the right to withdraw any Capital Contributions or to demand and receive property of the Company. Except as may be specifically provided in this Agreement, no Member shall have the right to any distribution in return for its Capital Contribution. No Member shall receive out of Company property any part of its Capital Contribution except as otherwise provided in this Agreement until all liabilities of the Company, except liabilities to Members on account of

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their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

4. MANAGEMENT

4.1. Authority of Manager(s)

Except as otherwise provided in this Agreement or in nonwaivable provisions of applicable law, (i) the powers of the Company shall be exercised exclusively by or under the exclusive authority of, and the business and affairs of the Company shall be managed under the exclusive direction and control of, the Manager(s); and (ii) the Manager(s) may make all decisions and take all actions at the expense of, for or on behalf of, and in the name of, the Company not otherwise provided for in this Agreement.

4.2. Manager(s)

(a) The Manager shall be Julio Vincent Gambuto. The Manager(s) shall serve until such time as a different Manager(s) is appointed by the Manager(s), in their sole discretion.

(b) The Manager(s) may only be removed with cause upon a vote of the Members. Any vacancy shall be filled by a person elected by a majority of the Percentage Interests, or their successors and assigns.

4.3. Creative Control

It is further understood that no Member, by virtue of owning an Investment Unit, shall have the authority to make any creative decisions with regard to any audio-visual work related to the business of the Company.

4.4. Meetings: Action by the Members

(a) The Members shall not be required to hold regular or annual meetings to conduct voting on such matters as require the consent of the Members. Should a meeting be called, such meetings shall take place on such date, at such time and at such location as the Manager(s) may specify in a notice delivered to each Member not earlier than 60, nor later than 10 days prior to the date specified in such notice. In addition, any Member or Members holding an aggregate of at least 55 percent of the Percentage Interests may call a special meeting of all of the Members at any time by giving notice in the manner specified in the preceding sentence. A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to the Company for inclusion in the minutes of the Company. A Member's attendance at any meeting, in person or by proxy: (1) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (2) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting in the meeting notice, unless the Member objects to considering the matter when it is presented.

(b) The record date for the purpose of determining the Members entitled to notice of a Member's meeting, for demanding a special meeting, for voting, or for taking any other action shall be the tenth (10th) day prior to the date of the meeting or other action.

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(c) A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Manager(s) of the Company. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for the period expressly stated in the appointment form.

(d) At any meeting of Members, each Member entitled to vote shall have a number of votes equal to the product of its Percentage Interest (expressed in hundredths) multiplied by one hundred (100) and may cast such votes for election of the Manager(s). At any meeting of Members, the presence of Members entitled to cast at least a majority of the total votes of all Members entitled to vote at such meeting constitutes a quorum. Any assignee of a Member's Interest or economic interest in an Interest in the Company shall not be entitled to vote or participate on any matters at any meeting unless and until such assignee becomes a substitute Member as provided herein.

(e) Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote were present and voted. Prompt notice of any action taken without a meeting shall be given to those Members who have not consented in writing. The written consents shall be delivered to the Company for inclusion in the minutes. The record date for determining Members entitled to take action without a meeting is the first date a Member signs the consent to such action.

(f) Any or all Members may participate in any annual or special Members' meeting by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present at the meeting.

(g) At any annual or special Members meeting the Members shall appoint a person to preside at the meeting and a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting which should be placed in the minute books of the Company.

(h) At any meeting of Members of the Company, if less than a quorum is present, a majority of the Members entitled to vote at the meeting, present in person or by proxy, shall have the power to adjourn the meeting to another time, place and date without notice other than by announcement at the meeting so adjourned. Any business may be transacted at any adjourned meeting that could have been transacted at the meeting originally noticed, but only those Members entitled to vote at the meeting originally noticed shall be entitled to vote at any adjourned meeting. If the adjournment is for more than thirty (30) days from the date of the meeting originally noticed, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the adjourned meeting.

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(i) Notwithstanding anything to the contrary in this Agreement, should the votes of the Members on any issue result in a deadlock, the Manager(s) shall cast the deciding vote which shall be binding on all Members.

4.5. Indemnification.

The Company shall indemnify and hold harmless, to the fullest extent permitted by law the Manager.

4.6. Liability of the Manager(s)

(a) The Manager(s) shall not (i) be personally liable for the debts, obligations or liabilities of the Company, including any such debts, obligations or liabilities arising under a judgment, decree or order of a court; (ii) be obligated to cure any Capital Account deficit; (iii) be required to return all or any portion of any Capital Contribution; or (iv) be required to lend any funds to the Company.

(b) Neither the Manager(s) nor any of his agents, partners, employees, counsel or Affiliates shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act (even if such action or failure to act constituted negligence on such Person's part) on behalf of the Company within the scope of the authority conferred on the Manager(s) by this Agreement or by law, unless such act or failure to act was performed or omitted willfully or intentionally and in bad faith.

4.7. Other Activities

This Agreement shall not preclude or limit, in any respect, the right of any Member or any Affiliate of any Member to engage or invest, directly or indirectly, in any business activity or venture of any nature or description, and neither any Member nor any of its Affiliates shall have any obligation to offer any such business activity or venture to the Company. Neither the Company nor any Member shall have the right, by virtue of this Agreement or the relationship created hereby, in such investments or to such other activities or ventures, and such activities or ventures, even if the same are directly competitive with the business of the Company, shall not be deemed wrongful or improper.

5. ALLOCATIONS; DISTRIBUTIONS; AND INTERESTS

5.1. Distributions

(a) Available Cash. Distributions of Available Cash shall be made at such time or times as determined by the Manager(s). Each distribution of Available Cash shall be distributed:

i. First. To owners of Investment Units pro rata until such time each Investment Unit has fully recouped its capital contribution;

ii. Second. To owners of Investment Units pro rata until such time each Investment Unit has achieved a 20% preferred return; and then,

iii. Third. All remaining Available Cash shall be distributed to all the Members pro rata in accordance with their respective Percentage Interests.

5.2. Allocation of Profit and Loss

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The profits and losses of the Company shall be determined for each fiscal year in accordance with the accounting method used by the Company for federal income tax purposes and shall be allocated to the Members as follows:

(a) Net losses shall be allocated to the Members as follows:

i. First. To all Members to the extent necessary to reduce their Capital Account balances to zero, proportionately based on the Members' respective Capital Account balances; and

ii. Second. The balance of any net losses to all Members in accordance with their Percentage Interests.

(b) Net profits shall be allocated to the Members as follows:

i. First: To the Members to the extent of any net losses previously allocated to such Members, proportionately based on such previous allocations of net losses; and

ii. Second: Among the Members in the order and to the extent to which cash distributions theretofore have been, or are simultaneously therewith being, made under Section 5.1(a) (other than as a return of capital), taking into account all prior allocations pursuant to this Section 5.2(b) (ii), and, to the extent such net profits exceed such prior and contemporaneous cash distributions in accordance with Percentage Interests.

(c) Notwithstanding any other provision of this Agreement to the contrary, if upon liquidation of the Company, the balance in a Member's Capital Account does not equal the amount available for distribution to such Member pursuant to Section 5.1 hereof, profits and losses (included allocations of gross income, if necessary) shall be allocated to the Members to the minimum extent necessary to cause the Capital Account of each Member to equal the amount available for distribution to such Member pursuant to Section 5.1 hereof.

5.3. Allocation of Income and Loss and Distributions in Respect of Interests Transferred

(a) If any Interest in the Company is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company, each item of income, gain, loss, deduction or credit of the Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Member based upon its respective Interest in the Company at the close of such day. For the purpose of accounting convenience and simplicity, the Company shall treat a transfer of, or an increase or decrease in, an Interest in the Company which occurs at any time during a semimonthly period (commencing with the semi-monthly period including the date hereof) as having been consummated on the first day of such semimonthly period, regardless of when during such semimonthly period such transfer, increase, or decrease actually occurs (i.e., sales and dispositions made during the first 15 days of any month will be deemed to have been made on the first day of the month and sales and dispositions thereafter will be deemed to have been made on the 16th day of the month).

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(b) Distributions of Company assets in respect of an Interest in the Company shall be made only to the Persons who, according to the books and records of the Company, are the holders of record of the Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Member shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of any Interest in the Company which has not been approved by unanimous vote of the Members.

6. TRANSFERS OF INTERESTS IN TITLE COMPANY

6.1. Limitations on Transfers and Resignations by Members

Except as otherwise provided in this Article 6, no owner of an Interest in the Company may,, **"Transfer"** or **"Encumber"** all or any part of its direct or indirect Interest in the Company or without the prior written consent of all the Manager resign as a Member. Any attempt so to Transfer or Encumber any such Interest in the Company in violation of the provisions of this Article 6 shall be null and void ab initio except that it shall constitute a breach of this Agreement. **"Transfer"** of an Interest in the Company shall mean the sale, transfer, assignment or other disposition (except Encumbrance) of all or any part of an Interest in the Company including by way of example and not limitation an assignment of the right to receive distributions. **"Encumbrance"** of an Interest in the Company shall mean the pledging, mortgaging, hypothecation, or placing of any other encumbrance upon, or the permitting or suffering of any encumbrance, of all or any part of an Interest in the Company. In the case of the death of a natural Person, a **"Transfer"** shall be deemed not to have occurred until the distribution of the interest in question by the executor of the estate. The definition of **"Transfer"** shall include, and be adapted, as the context requires, to include, the term **"Transferred,"** and the definition of Encumbrance shall include, and be adapted, as the context requires, to include, the term **"Encumber"** or **"Encumbered."** Notwithstanding the foregoing but subject to Section 6.2, the Bankruptcy, death, dissolution, termination or incapacity of a Member shall not, by itself, cause a dissolution of the Company or be a breach of this Agreement, but the rights and obligations of such Member to share in distributions and allocations shall devolve on the Member's personal representative or its successor in interest, and the Company shall continue in existence. In no event, however, shall such personal representative or successor in interest become a Member except with the consent of the Manager. Each personal representative and successor in interest shall execute and deliver an instrument, in form reasonably acceptable to the Company, pursuant to which it assumes all obligations of his or its predecessor in interest hereunder.

6.2. Compliance with Laws; Effect of Consents

Without limiting the limitations set forth in Section 6.1 hereof, no Transfer of any Interest in the Company may be made unless the Transferring Member delivers to the Company an opinion of counsel stating, or other evidence satisfactory to the Company, that (i) registration of the Transferred Interest in the Company is not required under the Securities Act, and such Transfer will not violate applicable state securities or blue sky registration requirements in any respect, and (ii) such Transfer will not cause the Company to be treated as an association taxable as a corporation rather than as a partnership subject to the provisions of Subchapter X of the Code. The opinion of counsel shall be rendered by counsel reasonably acceptable to the Company and all costs and expenses thereof shall

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be borne by the Transferring Member. In no event shall any Interest in the Company be Transferred to a minor or an incompetent or in violation of any state or federal law. No consent to a Transfer pursuant to this Article 6 shall be construed as a consent to any other Transfer of the same or any other Interest or Member.

6.3. Section 754 Election

In the event that a Member Transfers its Interest in the Company pursuant to this Article 6 the Company shall, if requested by such Member, make an election pursuant to section 754 of the Code to adjust the basis of its assets for federal income tax purposes, provided that the requesting Member pays the additional bookkeeping and accounting costs resulting from such election.

6.4. Right of First Refusal

Except for Transfers described in Section 6.1 hereof, if any Member (herein referred to as "Seller") receives from a third party a bona fide written offer to purchase all or any of the Seller's Percentage Interest (herein referred to as the "Proposal") for cash, or on credit or a combination thereof, the Seller shall give the Manager(s) notice, who shall prescribe a policy by which all other Members shall be given a right of first refusal, in the Manager(s).

6.5. Member or Spouse's Death and Transfer

The provisions of Sections 6.1 and 6.4 hereof shall not apply to a transfer of any Member's Percentage Interest caused by the death of a Member or a spouse of a Member; however, the provisions of Section 6.2 and 6.3 hereof shall continue to apply to such Transfer.

7. DISSOLUTION

7.1. Events of Dissolution

The Company shall continue until dissolved upon the earliest to occur of the following events (the "Events of Dissolution"):

(a) upon the occurrence of an event set forth in Section 18-801 of the Act, unless a majority of the remaining Members (based on their Capital Account balances) surviving at the time of such occurrence consent within 90 days of such occurrence to continue the business of the Company; or

(b) if after fifteen years from the first domestic release of the third and final Picture produced by the Company, all Investment Units have recouped their capital contribution and a 20% preferred return, the Manager(s), may in their sole discretion, dissolve the Company and all future revenues from the Pictures shall be assigned to B5P; or,

(c) the sale, exchange, or other disposition by the Company of all or substantially all of the Company's assets.

7.2. Liquidating Distributions

Upon an Event of Dissolution, a Person designated by the Manager(s) as set forth in Section 7.5 (the "Liquidating Trustee") shall take full account of the assets and liabilities of the Company as of the

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date of such Event of Dissolution and shall proceed with reasonable promptness to liquidate the Company's assets and terminate its business. The cash proceeds from such liquidation, together with any other net assets of the Company, shall be applied first to the payment of items described in Article 5, including all items relating to such liquidation and all reserves that the Liquidating Trustee determines, in its discretion, to be appropriate. Amounts remaining after such payments have been made, shall be distributed to the Members in proportion to their respective positive Capital Account balances determined after giving effect to all allocations of Profits and Losses of the Company (including Profits and Losses from the sale or other disposition of the assets of the Company in connection with such liquidation).

7.3. <u>Tax Termination</u>

In the event of a termination of the Company for federal income tax purposes under Section 708 of the Code resulting from the transfer of an interest in the Company, the Company shall nevertheless remain in full force and effect hereunder and the Capital Accounts shall govern the constructive liquidation for federal income tax purposes and new Capital Accounts shall be redetermined in accordance with Section 3.4.

7.4. <u>Default</u>

If a Member fails to perform any of its obligations under this Agreement or violates any of the terms of this Agreement (an "Event of Default") the other Members and/or Manager, shall have the right (in addition to all of their other rights and remedies under this Agreement, at law or in equity) to give the Member written notice of such default at any time prior to the curing of such default. Unless the Member cures such default within ten (10) days after receipt of such notice, then the Member shall be a "Defaulting Member" hereunder. Notwithstanding the foregoing of this Section 7.4, in the event that a Member violates the terms of this Agreement and such violation constitutes gross negligence or willful misconduct, then such Member shall immediately be deemed to be a "Defaulting Member" and shall not be entitled to receive notice of such default or an opportunity to cure such default. If a Member is a Defaulting Member as that term is defined in this Section 7.4 or elsewhere in this Agreement, the other Members may do one or more of the following, at the same or different times, in addition to all of its or their other rights and remedies:

(a) bring any proceeding in the nature of specific performance, injunction or other equitable remedy, it being acknowledged by each of the Members that damages at law may be an inadequate remedy for an Event of Default under this Agreement and the Defaulting Member may be compelled to cure such default;

(b) bring any action at law by or on behalf of the Members or the Company, individually or collectively, as may be permitted in order to recover damages and the Defaulting Member shall be liable for all damages suffered by the Company and the other Members as a result of such default; and

(c) require, by written notice to such other Members of the Company, that any amount otherwise payable from the Company to the Defaulting Member shall be paid to the other Members or the Manager(s) in an amount equal to the amount (including damages) owing from the Defaulting Member to the other Members, the Manager(s) or to the Company.

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7.5. Termination and Winding Up of the Company

(a) If the Company is dissolved, an accounting of the Company's assets, liabilities and operations through the last day of the month in which the dissolution occurs shall be made, and the affairs of the Company shall thereafter be promptly wound up and terminated. The Manager(s) will appoint one or more Persons to serve as the liquidating trustee of the Company. The liquidating trustee will be responsible for winding up and terminating the affairs of the Company and will determine all matters in connection therewith (including, without limitation, the arrangements to be made with creditors, to what extent and under what terms the assets of the Company are to be sold, and the amount or necessity of cash reserves to cover contingent liabilities) as the liquidating trustee deems advisable and proper; provided, however, that all decisions of the liquidating trustee will be made in accordance with the fiduciary duty owed by the liquidating trustee to the Company and each of the Members, and any disposition of the properties of the Company will be by auction with prior notice to all persons who were Members at the time of the dissolution. The liquidating trustee will thereafter liquidate the assets of the Company as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed in the following order:

i. To the payment and discharge of all of the Company's debts and liabilities to creditors (including Members) in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions; and

ii. The balance, if any, to the Members in accordance with the provisions of Section 5.1(a) above.

(b) After all of the assets of the Company have been distributed, the Company shall terminate; however, if at any time thereafter any funds in any cash reserve fund referred to in Section 7.5(a) are released because the need for such cash reserve fund has ended, such funds shall be distributed to the Members in the same manner as if such distribution had been made pursuant to clauses (i) and (ii) of Section 7.5(a) above.

8. BOOKS AND RECORDS; BANK ACCOUNTS

8.1. Books and Records

The books and records of the Company shall, at the cost and expense of the Company, be kept or caused to be kept by the Company at the principal place of business of the Company. Such books and records will be kept on the basis of a calendar year, and will reflect all Company transactions and be appropriate and adequate for conducting the Company's business. Such books and records will be kept on the cash basis method of accounting for financial and federal income tax purposes. At the cost and expense of the Company, the Company will furnish to each Member a balance sheet, an income statement, a cash flow statement and an annual statement of capital accounts and will make reasonable efforts to cause to be delivered to each Member, as promptly as practicable, at the cost and expense of the Company, such financial statements for the immediately preceding Fiscal Year. In addition, the Company will use its best efforts to prepare and furnish to each Member all required tax returns. Each Member, at its own expense, will have the right upon reasonable notice to inspect the books and records of the Company during business hours at the principal place of business of the Company. The Company will also use its best efforts to distribute quarterly unaudited financial statements to each Member.

8.2. Bank Accounts

All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks selected by the Company. The funds of the Company will not be commingled with the funds of any other Person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by authorized officers of the Company or the Manager(s).

8.3. Other Information

The officers of the Company and the Manager(s) may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. For the term of the Company and for a period of four years thereafter, the Manager(s) shall cause to be maintained and preserved all books of account and other relevant documents.

8.4. Tax Elections

Except as provided in Section 6.3 above, all elections permitted to be made be made by the Company under the Code shall be made by the Manager(s) in such manner as in the Manager's reasonable judgment shall be most advantageous to the Members. Each of the Members shall upon request supply the information necessary to properly give effect to any such election.

8.5. Tax Controversies

(a) The Members hereby intend and acknowledge that the Company will be treated as a partnership for federal income tax purposes.

(b) Subject to the provisions of this Section 8.5, the Manager(s) are hereby designated as the "tax matters partner" (as defined in the Code) of the Company (the "TMP") and is authorized and required to represent the Company (at the Company's expense) including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

(c) The Company will reimburse the TMP for all expenses incurred by it in connection with any administrative or judicial proceeding with respect to the tax liabilities of the Company or the Members.

9. MISCELLANEOUS

9.1. Governing Law

This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Delaware.

9.2. Binding Effect

This Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns; provided, however, nothing contained in this Section 9.3 limit

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the effectiveness of any restriction on Transfers of Interests contained herein.

9.3.Terms

Any reference to the Code or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

9.4.Heading

All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

9.5.Severability

If any provision of this Agreement is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

9.6.Multiple Counterparts

This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

9.7.Additional Documents and Acts

Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional' acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

9.8.No Third-Party Beneficiary

This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other Person will have any rights, interest or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

9.9.References to this Agreement

Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

9.10.Notices

Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address set forth opposite the name of such Member in Exhibit A hereto, and to the Company at its

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principal executive offices. Any Member or the Company may, at any time by giving 5 days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

9.11.Amendments

Except as otherwise provided in this Section 9.11, this Agreement may not be amended without the consent of Members representing a majority of the Percentage Interests. Without consent or approval of the Members, the Manager(s) may amend this Agreement to reflect changes validly made in the membership of the Company and in the contributions of the Members to the Company, to cure any ambiguity or to correct or supplement any provision herein that may be inconsistent with any other provision herein, if the correction will not adversely affect the rights or interests of the Company or any Member. The Manager(s) may also independently amend this Agreement in order to add to its duties or surrender any of its rights or powers for the benefit of the Members or otherwise in order to comply with the requirements of applicable laws or regulations of any Federal or state courts, governmental offices or agencies. All amendments made in accordance with this Section 9.11 shall be evidenced by a writing executed by the appropriate Persons and a copy of such written amendments shall be kept at the office of the Company and provided to the Members promptly after the adoption thereof. Notwithstanding anything else to the contrary contained herein, this Agreement shall be amended from time to time, in each and every manner to comply with the then existing requirements imposed by the Code or the Service affecting the status of the Company as a partnership for federal income tax purposes. Subject to the immediately following sentence, (i) no amendment to this Agreement which affects the proportionate ownership of Interests of any Member or such Member's right to participate in allocations and distributions under this Agreement, the limited liability of any such Member, shall be effective or binding upon such Member without the prior written consent of such Member, and (ii) no amendment to this Agreement shall modify Sections 3.2, 3.6, 6.1 or 8.1 or amend this Section 9.11 without the prior written consent of all Members. Nothing contained in this Section 9.11 in any way limit the Company's ability to admit new Members and amend this Agreement as provided in Sections 3.3, 3.4.

9.12.Title to Company Property

Legal title to all property of the Company will be held and conveyed in the name of the Company.

IN WITNESS WHEREOF, the Members have executed this Agreement on the date set forth below their signatures.

WITNESS: DocuSigned by: Julio Vincent Gambuto

By: 21E564885C8E4FD

Julio Vincent Gambuto, Manager

DocuSigned by: Julio Vincent Gambuto

By: 21E564885C8E4FD

Julio Vincent Gambuto, Manager of Borough Five Pictures LLC, Member

DocuSigned by:

By: D74FC9B5FC6D40C

Stephen R. Malley, Managing Member of Crimson Fund I, LLC, Member

SECURITIES NOTICE AND DISCLAIMER

THE INTERESTS ACQUIRED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THEY HAVE BEEN REGISTERED UNDER SAID ACT OR UNLESS REGISTRATION UNDER SAID ACT IS NOT REQUIRED. THERE ARE SUBSTANTIAL RESTRICTIONS ON TRANSFER CONTAINED IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

BOROUGH FIVE SLATE ONE LLC

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EXHIBIT A

Member	Address	Capital Contribution	Percentage Interest
Borough Five Pictures LLC	7 Navy Pier Court, Unit 4064 Staten Island, NY 10304	Business and Entertainment Business Services; Film Production Services	10 Management Units
Crimson Fund I, LLC	489 South Riverview Drive Totowa, New Jersey 07512	[redacted]	[redacted]

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Exhibit A (As of November 30, 2017)
to
Borough Five Slate One LLC Operating Agreement

Member	Capital Contribution	Units	Unit Type
[redacted]	Business and Entertainment Business Services; Film Production Services	32.754	Management Units
[redacted]	$250,000	10.00	Investment Units
[redacted]	$25,000	1.00	Investment Units
[redacted]	$25,000	1.00	Investment Units
[redacted]	$20,000	0.80	Investment Units
[redacted]	$10,000	0.40	Investment Units
[redacted]	$10,000	0.40	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$2,600	0.104	Investment Units
[redacted]	$2,000	0.08	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$2,000	0.08	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$2,500	0.10	Investment Units
[redacted]	$3,000	0.12	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$2,500	0.10	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$12,500	0.50	Investment Units
[redacted]	$12,500	0.50	Investment Units
[redacted]	$1,500	0.06	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$15,000	0.60	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$1,500	0.06	Investment Units
[redacted]	$10,000	0.40	Investment Units
[redacted]	$2,500	0.10	Investment Units
[redacted]	$1,500	0.06	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$7,000	0.28	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$2,500	0.10	Investment Units
[redacted]	$100,000	4.00	Investment Units
[redacted]	$1,500	0.06	Investment Units
[redacted]	$50,000	2.00	Investment Units
[redacted]	$2,500	0.10	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$75,000	3.00	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$5,000	0.20	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$100,000	4.00	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,250	0.05	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units
[redacted]	$1,000	0.04	Investment Units

FIRST AMENDMENT TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
BOROUGH FIVE SLATE ONE LLC

This first amendment (the "First Amendment") to the Limited Liability Company Operating Agreement (the "OA") of Borough Five Slate One LLC (the "Company") is made and entered into as of the 12th Day of January 2018.

RECITALS

A. The Company desires to sell and offer up to $1,070,000 in equity ("Securities") through an offering under Regulation Crowdfunding under the Securities Act (the "Crowdfunding Offering").

B. Under the terms of the Crowdfunding Offering, investors shall be able to purchase equity in the Company in One Hundred Dollar ($100) amounts.

C. Section 2.7.1 of the OA authorizes the Company issue up to 104 Investment Units at $25,000 each.

D. The Company wishes to further clarify and authorize the issuance of equity in amounts from $100.

E. Section 9.11 of the OA describes the process for amending the OA and specifically allows the Manager to amend the OA "to cure any ambiguity" or to "correct or supplement any provision herein that may be inconsistent with any other provision herein, if the correction will not adversely affect the rights or interests of the Company or any Member."

F. Further, Section 9.11 instructs that any amendment "shall be evidenced by a writing executed by the appropriate Persons and a copy of such written amendments shall be kept at the office of the Company and provided to the Members promptly after the adoption thereof."

G. In addition, as a part of the Crowdfunding Offering, the OA for the Company is required to be posted online and could be made generally available to the public.

H. Section 9.10 of the OA, regarding Notices, requires that notices be given to members "at the address set forth opposite the name of such Member in Exhibit A hereto…"

I. The Company has determined that the addresses of the Members should not be published in a public document and therefore should not be published as a part of Exhibit A.

NOW, THEREFORE, the Company amends the OA as follows:

FIRST AMENDMENT

Section 2.7.1, which reads as follows:

2.7.1 Investment Units

The Company shall be authorized to issue up to 104 Investment Units at $25,000 each.

Shall be amended to the following:

2.7.1 Investment Units

The Company shall be authorized to issue equity securities of up to Two Million Six Hundred Thousand Dollars ($2,600,000, the "Authorized Equity Issue Amount"). The Company shall issue a standard unit (an "Investment Unit") in the amount of Twenty-Five Thousand Dollars ($25,000). In addition, the Company shall issue a modified unit (a "Crowdfunding Mini-Unit") in the amount of One Hundred Dollars ($100). For the sake of clarity, the Company shall be authorized to issue Investment Units and Crowdfunding Mini-Units in any proportion up to the Authorized Equity Issue Amount. In addition, the Company shall be authorized to issue fractional portions of Investment Units but not Crowdfunding Mini-Units. There shall be no variance in the rights or interests of any Members who hold Investment Units to those Members who hold Crowdfunding Mini-Units and each shall have equal rights and interests to receive returns on their capital contributions in an amount that is in proportion to their ownership percentage of the Company. For the sake of clarity, any other use of the term "Investment Unit" in this Agreement shall consider both Investment Units and Crowdfunding Mini-Units together such that 250 Crowdfunding Mini-Units shall equal one Investment Unit.

In addition, Section 9.10, which reads as follows:

9.10 Notices

Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address set forth opposite the name of such Member in Exhibit A hereto, and to the Company at its principal executive offices. Any Member or the Company may, at any time by giving 5 days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

Shall be amended to the following:

9.10Notices

Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address of the Member kept on file by the

Company pursuant to Section 8.1, and to the Company at its principal executive offices. Any Member or the Company may, at any time by giving 5 days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

The above, First Amendment, is hereby adopted by the Manager of the Company under the power granted in Section 9.11 of the OA.

APPROVED, AGREED, AND ACCEPTED:

DocuSigned by:
Julio Vincent Gambuto
21E564885C8E4FD...

Julio Vincent Gambuto, Manager

Borough Five Slate One LLC